Paul W. Lee 617.570.1590 PLee@goodwinprocter.com	Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

November 13, 2007

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, NE
Washington, D.C. 20549

Attention: Christian Windsor

Re:	Danvers Bancorp, Inc. Registration Statement on Form S-1 Filed on September 5, 2007 File No. 333-145875

Dear Mr. Windsor:

        This letter is submitted on behalf of Danvers Bancorp, Inc. (the "Company") in response to the comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to Amendment No. 2 to the Company's Registration Statement on Form S-1 filed on November 7, 2007 (the "Amendment No. 2"), as set forth in your letter, dated November 9, 2007, addressed to Kevin T. Bottomley, Chairman, President and Chief Executive Officer of the Company (the "Comment Letter"). The Company is concurrently filing pre-effective Amendment No. 3 to the Registration Statement ("Amendment No. 3"), which includes changes that reflect responses to the Staff's comments.

        For reference purposes, the text of the Comment Letter has been reproduced herein with responses below for each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff's comments refer to Amendment No. 2, and page references in the responses refer to Amendment No. 3. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Company's initial Registration Statement.

        The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter and Amendment No. 3 (marked to show changes from Amendment No. 2).

Form S-1/A, filed November 7, 2007

Compensation Discussion and Analysis
Phantom Stock Plan. page 112

  1.
  Please disclose the amount that will be payable in connection with the vesting and full payout of the phantom shares upon completion of the conversion.

RESPONSE:    In response to the Staff's comment, the Company has revised its disclosure on page 113 of the prospectus contained in Amendment No. 3 to disclose the amounts payable to the Company's named executive officers in connection with the vesting and full payout of the phantom shares upon the completion of the conversion.

Consolidated Financial Statements

  2.
  We note your response to our prior comment 15 in our letter dated November 1, 2007. Please revise all affected primary financial statements (i.e. your Income Statement, Statement of Cash Flows and Consolidated Statements of Changes in Retained Earnings) to indicate the information has been restated for each period presented.

RESPONSE:    In response to the Staff's comment, the Company has revised its disclosure on pages F-3 through F-6 to indicate, in all affected primary financial statements, that the information contained therein has been restated for each period presented.

Exhibits

Exhibit 5

  3.
  Please revise the opinion to include counsel's determination as to whether the securities are "duly authorized." Also, revise the opinion to clarify that all shares issue-able in the conversion are duly authorized, validly issued, fully paid and non-assessable.

RESPONSE:    In response to the Staff's comment, the Exhibit 5 opinion has been revised to clarify that all shares, when issued in the manner described in the Company's Registration Statement, will be duly authorized, validly issued, fully paid and non-assessable.

Exhibits 8.1.and 8.2

  4.
  You may limit reliance on your opinion with regard to purpose, but you may not indicate that shareholders who participate in the conversion cannot rely on the opinion of Goodwin Procter. Please revise.

RESPONSE:    In response to the Staff's comment, the Exhibit 8 opinion has been revised to remove the indication that the opinion may not be relied on by any person or entity other than the Company.

  5.
  It appears that in a number of instances, Counsel has relied upon representations of legal conclusions or assumed legal conclusions in granting its opinion. In particular, representations a, h, o and p require the officers making the representations to reach legal conclusions. Also, Counsel relies upon RP Financial's valuation of the subscription rights. However, RP Financial specifically states that they did not evaluate the valuation of subscription rights for tax purposes. Revise the opinion to clarify that the officers are only giving representations as to factual matters. Also, revise the opinion to discuss any lack of authority which might cause counsel to give a less than full opinion as to the tax treatment of the subscription rights.

RESPONSE:    In response to the Staff's comment, the Exhibit 8 opinions have been revised to clarify that the representations of the MHC, the Bank and/or the Company relate only to factual matters. The Exhibit 8 opinions have also been revised to clarify the limitations on the scope of the RP Financial valuation, the limited IRS precedent and the scope and limitations of the opinions as to the tax treatment of the subscription rights.

Exhibit 23.2

6.
The audit opinion date referenced in this exhibit does not reflect the date of the audit opinion included in your financial statements. Please have your auditors provide a revised consent that references the date of the audit opinion provided in your filing.

RESPONSE:    In response to the Staff's comment, Company advises the Staff that an updated auditor's consent, which reflects the date of the audit opinion included in the financial statements, is being provided as an exhibit to Amendment No. 3.

* * *

        If you should have any questions concerning these responses or require any additional information, please contact the undersigned at (617) 570-1590 or Sean Jensen at (617) 570-8117.

Sincerely,

/s/ Paul W. Lee

PWL:sdj

cc:
Kevin T. Bottomley, Danvers Bancorp, Inc.
L. Mark Panella, Danvers Bancorp, Inc.
Richard A. Schaberg, Thacher Proffitt & Wood LLP
William P. Mayer, Goodwin Procter LLP